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[LOGO]

August 31, 1998


Patricia P. Williams, Esq.
Division of Investment Management
Securities and Exchange Commission
Room 10124, Mail Stop 10-5
450 Fifth Street NW
Washington, DC  20549

RE:  Withdrawal Requests

Dear Ms. Williams:

Please consider this letter an application to the Securities and Exchange Commission (the "Commission") pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), requesting withdrawal of the following four post-effective amendments:

     - Post-Effective Amendment No. 11 to the Registration Statement on Form N-1A for SM&R CAPITAL FUNDS, INC. (File No. 33-44021) filed with the Commission via Edgar on July 2, 1998 pursuant to Rule 485 (a)(2) under the Securities Act;

     - Post-Effective Amendment No. 94 to the Registration Statement on Form N-1A for AMERICAN NATIONAL GROWTH FUND, INC. (File No. 2-10305) filed with the Commission via Edgar on July 17, 1998 pursuant to Rule 485
          (a)(1) under the Securities Act;

     - Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A for AMERICAN NATIONAL INCOME FUND, INC. (File No. 2-35602) filed with the Commission via Edgar on July 17, 1998 pursuant to Rule 485
          (a)(1) under the Securities Act; and

     - Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A for TRIFLEX FUND, INC. (File No. 2-61491) filed with the Commission via Edgar on July 17, 1998 pursuant to Rule 485 (a)(1) under the Securities Act.

The above-referenced post-effective amendments were filed, among other things, to add multiple classes of shares to all funds and a money market series to one fund. Because the anticipated roll-out date for the new multiple classes and money market series has been delayed by management until December 31, 1998, we are requesting withdrawal of the above-referenced post-effective amendments solely to prevent them from becoming effective on September 15, 1998. Based on the new roll-out date of December 31, 1998, we will file amendments under Rule 485 (a) for these four mutual funds in early October. Please note that, while the October amendments will again add multiple classes of shares to all four funds and a new series to one fund, the October amendments will also comply with the new Form N-1A and plain English requirements.


MEMBER: NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.

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Patricia P. Williams, Esq.
August 31, 1998
Page 2 of 2

(Procedurally, this withdrawal application is being filed electronically via EDGAR four times, once under each file number for each of the four post-effective amendments being withdrawn.)

Please accept our apologies for whatever inconvenience this may have caused. If you should have any questions or comments, please contact Jerry L. Adams at Greer, Herz & Adams LLP at (409) 797-3222 or Frederick R. Bellamy at Sutherland, Asbill & Brennan LLP at (202) 383-0126.


Sincerely,



/s/ Michael W. McCroskey

Michael W. McCroskey, President
               For: SM&R Capital Funds, Inc.
                    American National Growth Fund, Inc.
                    American National Income Fund, Inc.
                    Triflex Fund, Inc.


Cc:            Teresa E. Axelson, Vice President
               Jerry L. Adams, Esq.
               Frederick R. Bellamy, Esq.
               Mary E. Thornton, Esq.